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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 9)


                               HEICO Corporation
                               (Name of Issuer)


                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)


                                   422806109
                                (CUSIP Number)


Check the following if a fee is being paid with this statment. [ ] (A fee is not required only if the filing person: (1) has a previous statment on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 422806109

      NAMES OF REPORTING PERSONS.
 1
      HEICO Savings and Investment Plan and Trust
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Florida
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                          SOLE VOTING POWER
                     5
     NUMBER OF            363,266
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             363,266
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      363,266
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]
10
      The HEICO Savings and Investment Plan and Trust is the record owner of 1,167,769 shares of Common Stock. The HEICO Savings and Investment Plan and Trust disclaims beneficial ownership of 804,503 allocated shares of Common Stock as of September 30, 2001 pursuant to Rule 13d-4.
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
      3.9%
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      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      EP
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Item 1  (a) Name of Issuer
            HEICO Corporation

Item 1  (b) Address of Issuer's Principal Executive Offices
            3000 Taft Street
            Hollywood, Florida 33021

Item 2  (a) Name of Person Filing
            The HEICO Savings and Investment Plan and Trust

Item 2  (b) Address of Principal Business Office or, if none, Residence
            3000 Taft Street
            Hollywood, Florida 33021

Item 2  (c) Citizenship
            Florida

Item 2  (d) Title of Class of Securities
            Common Stock, par value $.01 per share

Item 2  (e) CUSIP Number
            422806109

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_]  An investment adviser in accordance with
              (S)240.13d-1(b)(1)(ii)(E);

     (f) [X] An employee benefit plan Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F);

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     (g) [_]  A parent holding company or control person in accordance with
              (S)240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

Item 4. Ownership.

     (a)  Amount beneficially owned:
          363,266

     (b)  Percent of class:
          3.9%

     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote
                363,266
          (ii)  Shared power to vote or to direct the vote
                None
          (iii) Sole power to dispose or to direct the disposition of
                363,266
          (iv) Shared power to dispose or to direct the disposition of None

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
         Not Applicable

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable

Item 9.  Notice of Dissolution of a Group
         Not Applicable


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Item 10. Certification
               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              FEBRUARY 14, 2002
                                              -----------------
                                                     Date


                                HEICO SAVINGS AND INVESTMENT PLAN AND TRUST

                                By:     HEICO CORPORATION, PLAN ADMINISTRATOR

                                        By:    /S/ THOMAS S. IRWIN
                                              ----------------------------------
                                              Thomas S. Irwin, Executive
                                              Vice President and Chief
                                              Financial Officer